Nomad Foods

P.O. BOX 8016, CARY, NC 27512-9903



Your vote matters!

Nomad Foods Limited

Annual Meeting of Shareholders

Monday, June 22, 2026 10:00 AM, London Time

Forge, 43 Church Street West, Woking GU21 6HT, UK

For a convenient way to view proxy materials, VOTE, and obtain directions to attend the meeting go to www.proxydocs.com/NOMD. You can vote online at www.proxypush.com/NOMD.

To vote your proxy while visiting this site, you will need the 12 digit control number in the box below.

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. This is not a ballot. You cannot use this notice to vote your shares. We encourage you to access and review all of the important information contained in the proxy materials before voting.

Under United States Securities and Exchange Commission rules, proxy materials do not have to be delivered in paper. Proxy materials can be distributed by making them available on the internet.

If you want to receive a paper or e-mail copy of the proxy material, you must request one. There is no charge to you for requesting a copy. In order to receive a paper package in time for this year's meeting, you must make this request on or before June 12, 2026.

SEE REVERSE FOR FULL AGENDA

Meeting Materials: Notice of Meeting and Proxy Statement & Annual Report

Important Notice Regarding the Availability of Proxy Materials for the Shareholders Meeting To Be Held On June 22, 2026 For Shareholders of record as of May 4, 2026

To order paper materials, use one of the following methods.

Internet:
www.investorelections.com/NOMD

Call:
1-866-648-8133

Email:
paper@investorelections.com

* If requesting material by e-mail, please send a blank e-mail with the 12 digit control number (located below) in the subject line. No other requests, instructions OR other inquiries should be included with your e-mail requesting material.

Your control number

Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

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Nomad Foods THE BOARD OF DIRECTORS RECOMMENDS A VOTE: FOR ON PROPOSALS 1 AND 2 Nomad Foods Limited Annual Meeting of Shareholders 1. PROPO SAL Elect nine members of the Board of Directors for a one-year term expiring at the 2027 Annual Meeting of Shareholders. 1.01 Sir Martin Ellis Franklin, KGCN 1.02 Noam Gottesman 1.03 Dominic Brisby 1.04 Ruben Baldew 1.05 Carey Dorman 1.06 James E. Lillie 1.07 Victoria Parry 1.08 Amit Pilowsky 1.09 Melanle Stack 2. 3. Ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the 2026 fiscal year. Transact such other business as may properly come before the Annual Meeting and any adjourment or postponement of the Annual Meeting.